Exhibit 99.1

GOLDMINING TO ADVANCE THE REA URANIUM PROJECT, ONE OF THE LARGEST LAND PACKAGES IN WESTERN ATHABASCA BASIN, CANADA

Vancouver, British Columbia – December 4, 2023 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce plans for advancing the Rea uranium project (the "Rea Project" or the “Project”), Western Athabasca Basin, Alberta, Canada.

The Rea Project is owned 75% by the Company and 25% by Orano Canada Inc. (“Orano”). The large land package of approximately 125,328 hectares surrounds Oranoꞌs high-grade Dragon Lake deposit on the Maybelle River project. World-class uranium deposits located 60 km to the southeast of the Rea Project include Fission Uranium Corp.’s (“Fission”) Triple R deposit and NexGen Energy Inc.’s (“NexGen”) Arrow deposit which are currently in development.

Highlights:

●	Uranium prices have risen to US$80.25 per pound for the first time since 2008 and uranium is the best performing energy commodity in 2023.

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The Athabasca Basin is home to the world’s richest uranium mines and contains some of the largest and highest-grade uranium deposits and is currently estimated to contribute approximately 15% of the annual world-wide uranium production at grades 10 to 20 times the global average.[1]

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The Company acquired the Rea Project as part of its acquisition of Brazilian Gold Corporation (“BGC”) in 2013 and prior to many of the major discoveries made in Western Athabasca basin such as the Triple R and Arrow deposits.

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The Project is located in an underexplored area that has seen renewed exploration activity as a result of recent near surface, basement hosted, high-grade discoveries in the nearby Patterson Lake area (Fig. 1: Rea Location Map). The Project contains two prominent uranium targets for follow-up exploration.

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The Rea Project is located 175 km north-northwest of Fort McMurray, Alberta  in one of the largest landholdings in the Western Athabasca Basin, a region that has experienced increased exploration activity in recent years.

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The Rea Project surrounds Orano’s Maybelle River project that hosts shallow (<200 m) uranium mineralization at the Dragon Lake deposit. Dragon Lake occurs within the north-northwest striking Maybelle River Shear Zone ("MRSZ"), which extends an additional 11 km north wards across the GoldMining’s Rea Project claims.

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High-grade uranium discoveries by NexGen and Fission are located along a regional shear zone in the Patterson Lake area highlights the potential for large shear zones, such as the MRSZ on the Rea Project, to host multiple deposits.

Alastair Still, CEO, stated: “With GoldMining’s portfolio of gold and gold-copper projects located throughout the Americas, it may come as a surprise to some that the Company owns the large and prospective Rea uranium project located in the Western Athabasca Basin, Canada. We are working to reactivate our exploration efforts and plan to work with local stakeholders as we develop a phased approach to daylight value from this largely unrecognized asset. In the coming months, we will make further announcements on our plans to target a major regional shear zone 9 kilometers along strike of the high-grade, near-surface uranium mineralization at the Dragon Lake deposit. Given that NexGen’s Arrow and Purepoint Uranium Group's Spitfire discoveries are hosted within a similar regional shear zone approximately 7 and 13 km northeast of Fission’s Triple R deposit, we believe that there is good potential to find additional deposits along the MRSZ.”

Figure 1 – Rea Location Map

Rea Uranium Project

The Rea Project2 consists of 16 contiguous exploration permits covering approximately 125,328 hectares surrounding Oranoꞌs Maybelle River project, which hosts the relatively shallow, Dragon Lake deposit. The Rea Project is located approximately 175 km north-northwest of Fort McMurray, Alberta, which is serviced daily by commercial flights from Edmonton and Calgary. Access to the Project is by winter roads connecting Fort McKay and Fort Chipewyan, or by charter flights.

Historic exploration programs were completed by Eldorado Nuclear Ltd. and Uranerz Exploration and Mining Limited from the mid-1970ꞌs to the late 1990ꞌs on ground now mostly covered by the Rea Project. The programs included various geochemical surveys, boulder prospecting, airborne and ground geophysics and diamond drilling (137 drill holes totaling 28,751 m). These programs led to the discovery of Oranoꞌs Dragon Lake deposit in 1988. Since that time, Orano has maintained a narrow zone of permits that cover the north to southwest trending electromagnetic (“EM”) conductor that is directly associated with the Dragon Lake deposit. The deposit was discovered in 1988 and published high-grade drill intersections include 17.7% U3O8 over 5 m in MR-39 and 4.7% U3O8 over 1.7 m in MR-34.3

In 2005, a large land package surrounding the entire Maybelle River project was acquired by BGC. BGC was acquired by Brazil Resources in 2013. Brazil Resources was subsequently renamed GoldMining Inc. in 2016.

Rea Project exploration programs completed during the period from 2005 to 2012 included airborne magnetics, Time Domain Electromagnetics ("TDEM"), gravity, ground geophysics and diamond drilling (8 drill holes totaling 1,908 m). The programs were successful in mapping the continuation of the TDEM conductor that is associated with the MRSZ and the Dragon Lake deposit. The conductor propagates both northwards and southwards onto the Rea Project claims. In addition, several parallel conductors were located to the east and west of the Maybelle prospect. The focus of the 2016 ground TDEM survey focused on one of these conductors defining an anomaly that is located 2 km west of the main MRSZ and Oranoꞌs high-grade Dragon Lake deposit. High-grade uranium discoveries by Fission and NexGen located along a regional shear zone in the Patterson Lake area highlights the potential for large shear zones, such as the MRSZ on the Rea Project, to host multiple deposits.

The Company is currently refining and prioritizing exploration targets and expects to announce details with respect to its exploration plans at the Project in the coming months.

1 Please see World Nuclear Association website at https://world-nuclear.org/.

2 Please see the technical report titled "Technical Report on the Rea Property. Northeastern Alberta, Canada", dated effective September 12, 2014 (the "Rea Report"), for details on the Rea Project.

3 Wheatley, K. and Cutts, C., 2013: Overview of the Dragon Lake Uranium Prospect, Maybelle River Area, Northeastern Alberta, Exploration and Mining Geology, Vol. 21, p 51-62, Canadian Institute of Mining, Metallurgy and Petroleum.

Qualified Person

Tim Smith, P. Geo., Vice President Exploration of GoldMining, has supervised the preparation of and approved the scientific and technical information contained herein. Mr. Smith is a qualified person defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia, and Peru. The Company also owns more than 21 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.8 million shares of U.S. GoldMining Inc. (Nasdaq: USGO), and 16.6 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Technical disclosure regarding the Rea Project has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the scientific and technical information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company’s strategy and business plans, potential work programs and the expected benefits thereof. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, any inability to commence and complete work as expected, the Company’s plans with respect to the São Jorge project may change as a result of further planning or otherwise,  and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2022, and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.